

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

February 8, 2017

Lisa W. Wardell
President and Chief Executive Officer
DeVry Education Group Inc.
3005 Highland Parkway
Downers Grove, IL 60515

      Re: **DeVry Education Group Inc.**
                Form 10-K for Fiscal Year Ended June 30, 2016
                Filed August 25, 2016
                File No. 001-13988

Dear Ms. Wardell:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                    Sincerely,

                    /s/ Carlos Pacho for

                    Larry Spirgel
                    Assistant Director
                    AD Office 11 – Telecommunications